

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

R. Maxwell Smeal
Chief Financial Officer
Cohen Circle Acquisition Corp. I
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

>   **Re: Cohen Circle Acquisition Corp. I**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted May 23, 2023**
>   **CIK No. 0001894176**

Dear R. Maxwell Smeal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted May 23, 2023

Risk Factors

We may not be able to complete an initial business combination with a U.S. target company..., page 51

1.   We note your response to prior comment two. Please disclose definitively whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. We note your disclosure that "in the event that [you] or our Sponsor are deemed to have" substantial ties with non-U.S. persons, you may become considered a "foreign person" under regulations administered by CFIUS's regulations. Also, we note your disclosure that, if you cannot complete your initial business combination within the completion window because your initial business combination is ultimately prohibited by CFIUS or another

U.S. government entity, you may be required to liquidate. Please revise your risk factor to disclose the consequences of liquidation to investors.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark E. Rosenstein